

August 2, 2012

Via E-Mail
Nelson José Jamel
Chief Financial Officer
Companhia de Bebidas das Américas
Rua Dr. Renato Paes de Barros
1017, 4th andar, 04530-001
Sao Paolo, SP
Brazil

**Re:** **Companhia de Bebidas das Américas-American Beverage Company**
**Form 20-F for Fiscal Year Ended December 31, 2011**
**Filed April 13, 2012**
**File No. 001-15194**

Dear Mr. Jamel:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

30. Contingencies, page F-92

1. We note your disclosure that based on the opinion of legal counsel, you made no provision for the profits generated abroad tax matter. We further note your disclosure that your estimate of possible losses in relation to the special goodwill reserve tax matter was based on the opinion of legal counsel. Please confirm to us that the estimates related to the Brazilian tax matters are based on the opinions of management and, if so, confirm to us that you will make this clear in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining